CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020

(Expressed in US Dollars)

Deloitte LLP 939 Granville Street Vancouver, BC V6Z1L3 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered

Public Accounting Firm

To the Shareholders and the Board of Directors of New Pacific Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Pacific Metals Corp. and subsidiaries (the "Company") as of June 30, 2021 and 2020 and July 1, 2019, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows, for each of the two years in the period ended June 30, 2021, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020 and July 1, 2019, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

September 16, 2021

We have served as the Company's auditor since 2004.

New Pacific Metals Corp.
Consolidated Statements of Financial Position
(Expressed in US dollars)

	Notes	June 30, 2021	June 30, 2020	July 1, 2019
ASSETS			(restated)*	(restated)*
Current Assets
Cash		$46,441,482	$29,824,146	$21,280,631
Short-term investments	4	143,914	15,140,719	8,361,655
Receivables		343,608	303,488	198,364
Deposits and prepayments		523,141	163,500	108,787
Assets held for distribution	3	-	8,695,312	-
		47,452,145	54,127,165	29,949,437
Non-current Assets
Reclamation deposits		-	-	11,519
Other tax receivable	5	2,216,392	2,100,430	1,375,956
Equity investments	6	496,526	4,111,822	3,905,320
Plant and equipment	8	1,118,639	1,127,034	1,001,606
Mineral property interests	9	75,535,422	69,745,800	58,696,480
TOTAL ASSETS		$126,819,124	$131,212,251	$94,940,318

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$1,044,189	$1,154,593	$1,238,944
Payable for mineral property acquisition		-	193,073	301,582
Due to a related party	11	50,378	62,182	68,151
Liabilities held for distribution	3	-	89,653	-
		1,094,567	1,499,501	1,608,677
Non-current liabilities
Payable for mineral property acquisition		-	-	201,054
Total Liabilities		1,094,567	1,499,501	1,809,731

Equity
Share capital	12	149,629,543	145,904,310	114,621,944
Share-based payment reserve		16,564,197	16,813,906	15,265,578
Accumulated other comprehensive income		13,641,379	7,669,888	9,797,021
Deficit		(54,106,972)	(40,633,984)	(46,541,710)
Total equity attributable to the equity holders of the Company		125,728,147	129,754,120	93,142,833

Non-controlling interests	13	(3,590)	(41,370)	(12,246)
Total Equity		125,724,557	129,712,750	93,130,587

TOTAL LIABILITIES AND EQUITY		$126,819,124	$131,212,251	$94,940,318

*Restated for change in presentation currency (note 2(c))

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Mark Cruise

Director

See accompanying notes to the consolidated financial statements

Page | 1

New Pacific Metals Corp.
Consolidated Statements of (Loss) Income
(Expressed in US dollars)

		Year Ended June 30,
	Notes	2021	2020
			(restated)*
Operating expense
Project evaluation and corporate development		$(822,864)	$(206,060)
Depreciation		(44,000)	(11,995)
Filing and listing		(393,814)	(128,142)
Investor relations		(337,714)	(536,902)
Professional fees		(498,207)	(303,031)
Salaries and benefits		(1,688,687)	(1,324,699)
Office and administration		(678,529)	(513,030)
Share-based compensation	12(b)	(1,482,170)	(1,584,730)
		(5,945,985)	(4,608,589)

Other (expense) income
Income from investments	7	$395,543	$1,311,921
Loss on disposal of plant and equipment	8	(1,944)	-
Impairment recovery of mineral property interests	9	-	8,724,915
Foreign exchange (loss) gain		(1,021,628)	465,021
Other expense		(360)	-
		(628,389)	10,501,857

Net (loss) income		$(6,574,374)	$5,893,268

Attributable to:
Equity holders of the Company		$(6,566,440)	$5,907,726
Non-controlling interests	13	(7,934)	(14,458)
Net (loss) income		$(6,574,374)	$5,893,268

(Loss) earnings per share attributable to the equity holders of the Company
Basic (loss) earnings per share	12(d)	$(0.04)	$0.04
Diluted (loss) earnings per share	12(d)	$(0.04)	$0.04
Weighted average number of common shares - basic	12(d)	153,294,454	146,254,726
Weighted average number of common shares - diluted	12(d)	153,294,454	150,688,553

*Restated for change in presentation currency (note 2(c))

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in US dollars)

		Year Ended June 30,
	Notes	2021	2020
			(restated)*
Net (loss) income		$(6,574,374)	$5,893,268
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		6,017,205	(2,141,799)
Other comprehensive income (loss), net of taxes		$6,017,205	$(2,141,799)

Attributable to:
Equity holders of the Company		$5,971,491	$(2,127,133)
Non-controlling interests	13	45,714	(14,666)
		$6,017,205	$(2,141,799)
Total comprehensive (loss) income, net of taxes		$(557,169)	$3,751,469

Attributable to:
Equity holders of the Company		$(594,949)	$3,780,593
Non-controlling interests		37,780	(29,124)
Total comprehensive (loss) income, net of taxes		$(557,169)	$3,751,469

*Restated for change in presentation currency (note 2(c))

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Consolidated Statements of Cash Flows
(Expressed in US dollars)

		Year Ended June 30,
	Notes	2021	2020
			(restated)*
Operating activities
Net (loss) income		$(6,574,374)	$5,893,268
Add (deduct) items not affecting cash:
Income from investments	7	(395,543)	(1,311,921)
Depreciation		44,000	11,995
Impairment recovery on mineral property interest	9	-	(8,724,915)
Loss on disposal of plant and equipment	8	1,944	-
Share-based compensation	12(b)	1,596,526	1,641,029
Unrealized foreign exchange loss (gain)		1,021,628	(465,021)
Changes in non-cash operating working capital	18	(558,356)	(94,231)
Dividends and interests received		261,223	423,079
Net cash used in operating activities		(4,602,952)	(2,626,717)

Investing activities
Mineral property interest
Capital expenditures		(4,314,465)	(8,623,458)
Acquisition of mineral concession		-	(1,850,000)
Plant and equipment
Additions		(113,166)	(229,605)
Proceeds on disposals	8	1,418	-
Short-term investments
Acquisition	4	-	(14,895,360)
Proceeds on disposals	4	15,596,974	7,589,328
Equity investments
Acquisition	6	-	(3,737,498)
Proceeds on disposals	6	4,345,636	4,566,635
Consideration received for transfer of TLG	3	2,201,350	-
Changes in other tax receivable		(115,960)	(724,476)
Net cash provided by (used in) investing activities		17,601,787	(17,904,434)

Financing activities
Proceeds from issuance of common shares		1,076,157	30,070,791
Net cash provided by financing activities		1,076,157	30,070,791
Effect of exchange rate changes on cash		2,542,344	(996,125)

Increase in cash		16,617,336	8,543,515

Cash, beginning of the year		29,824,146	21,280,631

Cash, end of the year		$46,441,482	$29,824,146

Supplementary cash flow information	18

*Restated for change in presentation currency (note 2(c))

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Consolidated Statements of Changes in Equity
(Expressed in US dollars)

		Share capital					Total equity attributable
		Number of		Share-	Accumulated		to the equity
		common		based	other		holders	Non-
		shares		payment	comprehensive		of the	controlling
	Notes	issued	Amount	reserve	income	Deficit	Company	interests	Total equity
Balance, July 1, 2019 (restated)*		142,432,812	$114,621,944	$15,265,578	49,797,021	$(46,541,710)	$93,142,833	$(12,246)	$93,130,587
Options exercised		888,066	1,158,470	(390,886)	-	-	767,584	-	767,584
Restricted share units vested		136,400	470,929	(470,929)			-	-	-
Common shares issued through bought deal financing		8,550,500	29,303,208	-	-	-	29,303,208	-	29,303,208
Share-based compensation		-	-	2,759,903	-	-	2,759,903	-	2,759,903
Common shares issued to acquire mineral property interest		291,000	349,759	(349,759)	-	-	-	-	-
Net income		-	-	-	-	5,907,726	5,907,726	(14,458)	5,893,268
Currency translation adjustment		-	-	-	(2,127,133)	-	(2,127,133)	(14,666)	(2,141,799)
Balance, June 30, 2020 (restated)*		152,298,778	$145,904,310	$16,813,907	$7,669,888	$(40,633,984)	$129,754,121	$(41,370)	$129,712,751
Options exercised	12(b)	1,396,935	1,623,221	(547,064)	-	-	1,076,157	-	1,076,157
Restricted share units vested		464,550	1,751,533	(1,751,533)	-	-	-	-	-
Share-based compensation	12(b)	-	-	2,399,366	-	-	2,399,366	-	2,399,366
Common shares issued to acquire mineral property interest	12(c)	291,000	350,479	(350,479)	-	-	-	-	-
Spin-out distribution	3	-	-	-	-	(6,906,548)	(6,906,548)	-	(6,906,548)
Net loss		-	-	-	-	(6,566,440)	(6,566,440)	(7,934)	(6,574,374)
Currency translation adjustment		-	-	-	5,971,491	-	5,971,491	45,714	6,017,205
Balance, June 30, 2021		154,451,263	$149,629,543	$16,564,197	$$13,641,379	$(54,106,972)	$125,728,147	$(3,590)	$125,724,557

*Restated for change in presentation currency (note 2(c))

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

1.CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the "Company" or "New Pacific") is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable Mineral Reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable Mineral Reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange ("TSX") under the symbol "NUAG" and on the NYSE American stock exchange ("NYSE-A") under the symbol "NEWP". The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The policies applied in these consolidated financial statements are based on IFRS in effect as of June 30, 2021.

These consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements of the Company as at and for the year ended June 30, 2021 were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") dated on September 15, 2021.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Page | 6

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Details of the Company's significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2021	2020	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Granville S.R.L.	Mining company	Bolivia	100%	N/A	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Whitehorse Gold Corp.	Mining company	Canada	0%	100%
Tagish Lake Gold Corp.	Mining company	Canada	0%	100%	TLG
(i) British Virgin Islands ("BVI")

(c)Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar ("CAD"). The functional currency of all Bolivian subsidiaries is the US dollar ("USD"). The functional currency of the Chinese subsidiary is the Chinese Renminbi ("RMB").

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The Company decided to change the presentation currency of its consolidated financial statements from CAD to USD effective July 1, 2020. This change in presentation currency was made to better reflect the Company's main business activities, which are mineral exploration operations in Bolivia with budgets and major payments denominated in USD. Such change in presentation currency also made the Company's consolidated financial statements more consistent with industry peers listed on TSX and NYSE-A. In order to satisfy the requirements of IAS 21 - The effects of changes in foreign exchange rates with respect to the change in presentation currency, the consolidated financial statements for the year ended June 30, 2020 have been restated from CAD to USD using the procedures outlined below:

-

assets and liabilities of subsidiaries where functional currency is other than USD were translated to USD using exchange rates at June 30, 2020;

-

income and expenses of subsidiaries where functional currency is other than USD were translated using average exchange rates during the year ended June 30, 2020;

-

share capital and deficit were translated at the historical rates prevailing at the dates of transactions; and

-

differences arising from the retranslation of the opening net assets at July 1, 2019 and the results for the year have been taken to the accumulated other comprehensive income.

Page | 7

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Effective July 1, 2020, the consolidated financial statements are presented in USD. The financial position and results of the Company's entities are translated from functional currencies to USD as follows:

-

assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

-

income and expenses are translated using average exchange rates prevailing during the period; and

-

all resulting exchange gains and losses are included in other comprehensive income.

Consolidated Statements of Financial Position

	June 30, 2020		July 1, 2019
	As reported,	Restated,	As reported,	Restated,
	CAD$	USD$	CAD$	USD$
Cash	$40,644,346	$29,824,146	$27,849,961	$21,280,631
Other Current assets	33,120,154	24,303,019	11,344,868	8,668,806
Non-Current assets	105,051,558	77,085,086	85,053,566	64,990,881
Total assets	$178,816,058	$131,212,251	$124,248,395	$94,940,318

Current liabilities	$2,043,514	$1,499,501	$2,105,272	$1,608,677
Non-current liabilities	-	-	263,120	201,054
Total liabilities	$2,043,514	$1,499,501	$2,368,392	$1,809,731

Share Capital	$191,563,628	$145,904,310	$150,005,738	$114,621,944
Share-based payment reserve	22,057,385	16,813,906	19,978,062	15,265,578
Accumulated other comprehensive income	6,599,738	7,669,888	3,264,901	9,797,021
Retained earnings	(43,398,714)	(40,633,984)	(51,331,013)	(46,541,710)
Non-controlling interests	(49,493)	(41,370)	(37,685)	(12,246)
Total shareholder's equity	$176,772,544	$129,712,750	$121,880,003	$93,130,587
Total liabilities and shareholder's equity	$178,816,058	$131,212,251	$124,248,395	$94,940,318

Consolidated Statement of Income and Comprehensive Income

	Year ended June 30, 2020
	As reported,	Restated,
	CAD$	USD$
Operating expense	$(6,187,954)	$(4,608,589)
Other income	14,100,841	10,501,857
Net income	$7,912,887	$5,893,268
Other comprehensive income (loss), net of taxes	3,342,441	(2,141,799)
Total comprehensive income, net of taxes	$11,255,328	$3,751,469

Earnings per share - Basic and diluted	$0.05	$0.04

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of (loss) income as part of the gain or loss on sale.

(d)Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Page | 8

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Land	Not depreciated
Buildings	20 Years
Machinery	5 Years
Motor vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(e)Mineral Property Interests

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property's fair value at the date of acquisition. Fair value is determined by estimating the value of the property's reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

(f)Impairment of Long-lived Assets

Long-lived assets, including mineral property interests, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units ("CGU") or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties and processing facilities, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Page | 9

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(g)Share-based Payments

The Company grants share-based awards, including restricted share units ("RSUs") and stock options to directors, officers, employees, and consultants.

For share-based awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on quoted market price of the Company's common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. The amount recognized as expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(h)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-

where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Page | 10

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(i)Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For RSUs, the full outstanding numbers as at the end of the period are included in the calculation of diluted earnings per share. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company's common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. When loss per share is presented in the period, the Company's calculation of diluted loss per share excludes any incremental shares from the assumed calculation of RSUs and stock options as they would be anti-dilutive.

(j)Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss ("FVTPL"), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.

Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

Page | 11

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

i.

The objective of the business model is to hold the financial asset for the collection of the cash flows; and

ii.

All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.

Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income ("FVTOCI").

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income ("OCI"). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

The Company classifies its financial instruments as follows:

-

Financial assets classified as FVTPL: cash, short-term investments - bonds, and equity investments;

-

Financial assets classified as amortized cost: receivables and short-term investments - guaranteed investment certificates; and

-

Financial liabilities classified as amortized cost: trade and other payables, provisions and due to related parties.

Bonds:

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs. Bonds are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement.

Equity investments:

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Page | 12

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

-

The rights to receive cash flows from the asset have expired; or

-

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm's length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(k)Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

-

Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral rights and properties.

-

Determination of functional currency.

-

Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

-

Accounting assessment and classification for equity investments and short-term investments.

-

Determination of asset acquisition or business combination.

Page | 13

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Areas of significant estimates include:

-

The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of plant and equipment.

-

Valuation input and forfeiture rates used in calculation of share-based compensation.

-

Valuation of securities that do not have a quoted market price.

The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101.

(l)Accounting Standards Issued But Not Yet Effective

Amendment to IAS 16 - Property, Plant and Equipment. The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

This amendment is effective January 1, 2022 with early adoption permitted. The Company is in the process of assessing the impact of the application of this amendment on the consolidated financial statements.

3.WHITEHORSE GOLD CORP. SPIN-OUT TRANSACTION

During Fiscal 2020, the Company established Whitehorse Gold Corp. ("Whitehorse Gold") to acquire the Tagish Lake Gold Project ("TLG Project") located in Yukon Territory, Canada from the Company for consideration of $2,201,350 (CAD$3,000,000) via a promissory note plus 20,000,000 Whitehorse Gold common shares ("spin-out shares") as a result of a strategic review on the TLG Project (see note 9).

On November 18, 2020, the Company received the consideration of $2,201,350 and distributed all of the spin-out shares held by it to the Company's shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia). The spin-out shares were valued at $6,906,548 upon distribution. Assets and liabilities of Whitehorse Gold and the TLG Project were classified as held for distribution as at June 30, 2020 in the amount of $8,695,312 and $89,653, respectively.

4.SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30, 2021	June 30, 2020	July 1, 2019
Guaranteed Investment Certificates	$-	$14,677,890	$-
Bonds	143,914	462,829	8,361,655
	$143,914	$15,140,719	$8,361,655

The Company acquired guaranteed investment certificates ("GICs") through major Canadian financial institutions.  These GICs were held to receive interest payments until maturity.  The Company accounts for the GICs at amortized cost at each reporting date.

The Company acquired bonds issued by other companies from various industries through the open market.  These bonds were held to receive coupon interest payments and to realize potential gains.  The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs.  The Company accounts for the bonds at fair value at each reporting date.

Page | 14

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The continuity of GICs is summarized as follows:

Amount
Balance, July 1, 2019	$-
Acquisition	14,895,360
Interest earned	2,255
Foreign currency translation impact	(219,725)
Balance, June 30, 2020	$14,677,890
Interest earned	69,206
Interest received	(70,964)
Disposition	(15,596,974)
Foreign currency translation impact	920,842
Balance, June 30, 2021	$-

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2019	$8,361,655
Interest earned	269,275
Loss on fair value change	(279,768)
Coupon payment	(299,005)
Disposition	(7,589,328)
Balance, June 30, 2020	$462,829
Loss on fair value change	(318,915)
Balance, June 30, 2021	$143,914

5.OTHER TAX RECEIVABLE

Other tax receivable is composed of value-added tax ("VAT") imposed by the Bolivian government.  The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia.  These VAT outputs are deductible against future VAT inputs that will be generated through sales.

6.EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Page | 15

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The equity investments are summarized as follows:

	June 30, 2021	June 30, 2020	July 1, 2019
Common or preferred shares
Public companies	$461,635	$3,519,196	$3,395,708
Private companies	-	-	250,000
Warrants
Public companies	34,891	592,626	259,612
	$496,526	$4,111,822	$3,905,320

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	June 30, 2021	June 30, 2020	July 1, 2019
Risk free interest rate	0.97%	0.36%	1.39%
Expected volatility	114%	122%	130%
Expected life of warrants in years	0.19	1.20	2.19

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included
	Fair value	in net income
Balance, July 1, 2019	$3,905,320	$2,319,464
Acquisition	3,737,498	-
Proceeds on disposal	(4,566,635)	-
Change in fair value	1,196,084	1,196,084
Foreign exchange impact	(160,445)	-
Balance, June 30, 2020	$4,111,822	$3,515,548
Proceeds on disposal	(4,345,636)	-
Change in fair value	455,597	455,597
Foreign exchange impact	274,743	-
Balance, June 30, 2021	$496,526	$3,971,145

7.INCOME FROM INVESTMENTS

Income from investments consist of:

	Year Ended June 30,
	2021	2020
Fair value change on equity investments	$455,597	$1,196,085
Fair value change on bonds	(318,915)	(10,493)
Dividend income	110,293	103,968
Interest income	148,568	22,361
Income from investments	$395,543	$1,311,921

Page | 16

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

8.PLANT AND EQUIPMENT

				Office
	Land and			equipment and	Computer
Cost	building	Machinery	Motor vehicles	furniture	software	Total
Balance, July 1, 2019	$1,310,639	$1,055,450	$268,155	$175,262	$96,475	$2,905,981
Additions	-	39,275	30,011	57,769	102,552	229,607
Reclassified to assets held for distribution	-	-	-	-	(10,187)	(10,187)
Foreign currency translation impact	(27,019)	(35,688)	(2,601)	(4,657)	(5,340)	(75,305)
Balance, June 30, 2020	$1,283,620	$1,059,037	$295,565	$228,374	$183,500	$3,050,096
Additions	-	2,232	-	110,935	-	113,167
Disposals	(653,620)	(859,519)	(54,146)	(37,327)	(31)	(1,604,643)
Foreign currency translation impact	-	497	1,163	13,259	18,266	33,185
Balance, June 30, 2021	$630,000	$202,247	$242,582	$315,241	$201,735	$1,591,805

Accumulated depreciation and amortization
Balance, July 1, 2019	$(680,640)	$(878,165)	$(107,922)	$(141,209)	$(96,439)	$(1,904,375)
Depreciation and amortization	-	(22,795)	(40,305)	(26,136)	(1,446)	(90,682)
Reclassified to assets held for distribution	-	-	-	-	34	34
Foreign currency translation impact	27,020	33,953	2,413	4,728	3,847	71,961
Balance, June 30, 2020	$(653,620)	$(867,007)	$(145,814)	$(162,617)	$(94,004)	$(1,923,062)
Depreciation and amortization	-	(24,538)	(45,820)	(38,080)	(23,769)	(132,207)
Disposals	653,620	819,698	54,556	73,376	31	1,601,281
Foreign currency translation impact	-	(224)	(506)	(8,270)	(10,178)	(19,178)
Balance, June 30, 2021	$-	$(72,071)	$(137,584)	$(135,591)	$(127,920)	$(473,166)

Carrying amount
Balance, June 30, 2020	$630,000	$192,030	$149,751	$65,757	$89,496	$1,127,034
Balance, June 30, 2021	$630,000	$130,176	$104,998	$179,650	$73,815	$1,118,639

During the year ended June 30, 2021, certain plant and equipment were disposed for proceeds of $1,418 (year ended June 30, 2020, $nil) and loss of $1,944 (year ended June 30, 2020, $nil).

9.MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 25 kilometres ("km") northwest of Potosí City, the department capital. The Project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres ("m") above sea level.

The Company has carried out extensive exploration and resource definition drill programs on the project since its acquisition in 2017. From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes. Subsequent to June 30, 2021, the Company announced that it commenced a planned 38,000 m drill program on the project in 2021.

Advanced studies have commenced on the project, and the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the Preliminary Economic Assessment, environmental baseline study, and social baseline studies, respectively.

For the year ended June 30, 2021, total expenditures of $3,357,104 (year ended June 30, 2020 - $9,482,197) were capitalized under the project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in the Autorización Transitoria Especiales ("ATE") located to the north of the Silver Sand Project by cash payments of $1,000,000 and the issuance of 832,000 common shares to the vendors (see note 12(c)). During Fiscal 2019 and Fiscal 2020, cash payments of $800,000 were paid and 541,000 common shares were issued to the vendors. During the year ended June 30, 2021, the final payment of $200,000 cash and 291,000 common shares were paid and issued to the vendors, respectively.

Page | 17

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(b) Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% joint venture interest in the Carangas silver project.

The Carangas Project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia's border with Chile. The joint venture partner is owned 100% by Bolivian nationals and holds title to the two exploration licenses (covering an area of 6.25 km2) that comprise the Carangas Project. Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project. The agreement has a term of 30 years and is renewable for an additional 15 years.

On June 29, 2021, the Company announced the commencement of a 5,000 m initial discovery drill program on the project in 2021.

For the year ended June 30, 2021, total expenditures of $250,427 (year ended June 30, 2020 - $nil) were capitalized under the project.

(c) Silverstrike Project

In December 2019, the Company acquired a 98% joint venture interest in the Silverstrike Project from a private Bolivian corporation by making a one-time cash payment of $1,350,000.

The Silverstrike Project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia. The project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district - the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver rich occurrences associated with sercitic alteration. The area is largely underexplored with limited modern exploration applied.

For the year ended June 30, 2021, total expenditures of $1,293,907 (year ended June 30, 2020 - $476,728) were capitalized under the project.

(d) TLG Project

The TLG Project, covering an area of approximately 170 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum. In Q4, fiscal 2020, given the significant changes with favourable effects on the TLG Project, the Company recognized an impairment recovery of $8,724,915 on the TLG project, being its fair value less costs of disposal ("FVLCD") for the year ended June 30, 2020. The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value ("EV") per ounce of contained gold ("EV/R&R")) observed in comparable transactions has been used to estimate the fair value.

Page | 18

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

On November 18, 2020, the Whitehorse Gold spin-out transaction was completed and, as a result, the Company no longer holds an interest in the TLG Project (see note 3).

For the year ended June 30, 2021, total expenditures of $312,593 (year ended June 30, 2020 - $78,242) were capitalized to assets held for distribution under the TLG Project prior to its disposal.

The project's carrying value of $8,985,913 was disposed upon the completion of the Whitehorse Gold spin-out transaction, resulting in no gain or loss.

(e) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company's subsidiary, Qinghai Found Mining Co., Ltd. ("Qinghai Found"), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $2.7 million (RMB ¥20 million). As of June 30, 2021, the process was under review and subject to approval by the Qinghai Government.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$55,995,583	$-	$-	$-	$2,700,897	$58,696,480
Capitalized exploration expenditures
Reporting and assessment	447,953	727	-	-	-	448,680
Drilling and assaying	4,856,789	1,666	-	-	-	4,858,455
Project management and support	3,386,249	436,473	-	-	-	3,822,722
Camp service	492,674	37,862	-	-	-	530,536
Camp construction	24,135	-	-	-	-	24,135
Permitting	38,250	-	-	78,242	-	116,492
Acquisition of Silverstrike Project	-	1,350,000	-	-	-	1,350,000
Acquisition of mineral concessions	216,147	-	-	-	-	216,147
Other	20,000	-	-	-	-	20,000
Impairment recovery	-	-	-	8,724,915	-	8,724,915
Reclassified to assets held for distribution	-	-	-	(8,673,320)	-	(8,673,320)
Foreign currency impact	(176,786)	(5,538)	-	(129,837)	(77,281)	(389,442)
Balance, June 30, 2020	$65,300,994	$1,821,190	$-	$-	$2,623,616	$69,745,800
Capitalized exploration expenditures
Reporting and assessment	482,355	4,119	-	47,538	-	534,012
Drilling and assaying	78,201	169,102	21,952	-	-	269,255
Project management and support	2,505,338	996,005	178,753	-	-	3,680,096
Camp service	225,016	113,666	49,569	-	-	388,251
Camp construction	53,199	-	-	215,238	-	268,437
Permitting	12,995	11,015	153	49,817	-	73,980
Disposal upon spin-out distribution	-	-	-	(312,593)		(312,593)
Foreign currency impact	587,402	48,207	4,823	-	247,752	888,184
Balance, June 30, 2021	$69,245,500	$3,163,304	$255,250	$-	$2,871,368	$75,535,422

Page | 19

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

10. TRADE AND OTHER PAYABLES

Trade and other payables consist of:

	June 30, 2021	June 30, 2020	July 1, 2019
Trade payable	$626,683	$450,779	$1,078,041
Accrued liabilities	417,506	703,814	160,903
	$1,044,189	$1,154,593	$1,238,944

11. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due to a related party	June 30, 2021	June 30, 2020	July 1, 2019
Silvercorp Metals Inc.	$50,378	$62,182	$68,151

(a)Silvercorp Metals Inc. ("Silvercorp") has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Expenses in general and administrative services rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2021 were $616,030 (year ended June 30, 2020 - $586,138).

(b)Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2021 and 2020 are as follows:

	Year ended June 30,
	2021	2020
Director's cash compensation	$290,463	$55,858
Director's share-based compensation	604,970	446,652
Key management's cash compensation	859,394	940,323
Key management's share-based compensation	1,709,004	2,205,258
	$3,463,831	$3,648,091

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

12. SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

Page | 20

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(b) Share-based compensation

The Company has a share-based compensation plan (the "Plan") under which the Company may issue stock options and restricted share units ("RSUs"). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the year ended June 30, 2021, a total of $1,482,170 (year ended June 30, 2020 - $1,584,730) was recorded as share-based compensation expense.

For the year ended June 30, 2021, a total of $114,356 (year ended June 30, 2020 - $56,299) was included in the project evaluation and corporate development expense.

For the year ended June 30, 2021, a total of $802,839 (year ended June 30, 2020 - $1,118,873) was capitalized under mineral property interests.

(i) Stock Options

The continuity schedule of stock options, as at June 30, 2021, is as follows:

		Weighted average
	Number of options	exercise price (CAD$)
Balance, July 1, 2019	5,905,000	1.36
Options exercised	(888,066)	1.16
Options cancelled	(354,167)	1.91
Balance, June 30, 2020	4,662,767	1.36
Options exercised	(1,396,935)	0.98
Options cancelled	(150,000)	0.82
Balance, June 30, 2021	3,115,832	1.56

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company's stock options. The Company's expected volatility is based on the historical volatility of the Company's share price on the TSX.

For the year ended June 30, 2021, a total of 1,396,935 (year ended June 30, 2020 - 888,066) stock options with weighted average share price at the date of exercise of $5.34 (year ended June 30, 2020 - $3.77) were exercised.

The following table summarizes information about stock options outstanding as at June 30, 2021:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	2021-06-30	contractual life (years)	2021-06-30	exercise price (CAD$)
$0.55	495,000	0.34	495,000	$0.55
1.15	930,000	1.08	930,000	$1.15
1.57	200,000	1.44	200,000	$1.57
2.15	1,490,832	2.65	889,169	$2.15
0.55 - 2.15	3,115,832	1.74	2,514,169	$1.42

Page | 21

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

Subsequent to June 30, 2021, a total of 553,331 options with exercise prices of CAD$1.15 and CAD$2.15 were exercised for proceeds of $692,770 and a total of 41,667 options with an exercise price of $2.15 were cancelled.

(ii) RSUs

The continuity schedule of RSUs, as at June 30, 2021, is as follows:

		Weighted average
		grant date closing
	Number of shares	price per share (CAD$)
Balance, July 1, 2019	-	$-
Granted	1,064,600	4.70
Cancelled	(3,000)	4.70
Distributed	(136,400)	4.70
Balance, June 30, 2020	925,200	$4.70
Granted	360,500	6.46
Cancelled	(26,250)	4.80
Distributed	(464,550)	4.72
Balance, June 30, 2021	794,900	$5.48

Subsequent to June 30, 2021, a total of 59,650 RSUs were distributed and a total of 25,000 RSUs were cancelled.

During the year ended June 30, 2021, a total of 360,500 RSUs were granted to directors, officers, employees, and consultants of the Company at grant date closing price of CAD$6.46 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

(c) Common Shares issued for mineral property interests

As partial consideration for the acquisition of ATEs located to the north of the Silver Sand Property (see note 9(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,000,000 in the year ended June 30, 2019. During the year ended June 30, 2021, 291,000 common shares valued at $350,479 (year ended June 30, 2020 - 291,000 common shares valued at $349,759) were issued and recorded under share capital.

(d) (Loss) earning per share

	For the years ended June 30,
	2021			2020
	Loss	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net (loss) income attributable to equity holders of the Company	$(6,566,440)			$5,907,726
Basic (loss) earnings per share	(6,566,440)	153,294,454	$(0.04)	5,907,726	146,254,726	$0.04
Effect of dilutive securities:
Stock options and RSUs		-			4,433,827
Diluted (loss) earnings per share	$(6,566,440)	153,294,454	$(0.04)	$5,907,726	150,688,553	$0.04

Anti-dilutive options that are not included in the diluted (loss) earnings per share calculation were nil for the year ended June 30, 2021 (year ended June 30, 2020 - nil).

Page | 22

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

13. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2019	$(12,246)
Share of net loss	(14,458)
Share of other comprehensive loss	(14,666)
Balance, June 30, 2020	$(41,370)
Share of net loss	(7,934)
Share of other comprehensive income	45,714
Balance, June 30, 2021	$(3,590)

As at June 30, 2021 and June 30, 2020, the non-controlling interest in the Company's subsidiary Qinghai Found was 18%.

14. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 - Fair Value Measurement ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2021 and June 30, 2020 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$46,441,482	$-	$-	$46,441,482
Short-term investments - bonds	143,914	-	-	143,914
Common or preferred shares	461,635	-	-	461,635
Warrants	-	34,891	-	34,891

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,824,146	$-	$-	$29,824,146
Short-term investments - bonds	462,829	-	-	462,829
Common or preferred shares	3,519,196	-	-	3,519,196
Warrants	-	592,626	-	592,626

	Fair value as at July 1, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$21,280,631	$-	$-	$21,280,631
Short-term investments - bonds	8,361,655	-	-	8,361,655
Common or preferred shares	3,395,708	-	250,000	3,645,708
Warrants	-	259,612	-	259,612

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2021, June 30, 2020 and July 1, 2019, respectively.

There were no transfers into or out of Level 3 during the year ended June 30, 2021.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2021, the Company had a working capital position of $46,357,578 and sufficient cash resources to meet the Company's short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company's financial liabilities:

	June 30, 2021		June 30, 2020	July 1, 2019
	Due within a year	Total	Total	Total
Trade and other payables	$1,044,189	$1,044,189	$1,154,593	$1,238,944
Due to a related party	50,378	50,378	62,182	68,151
Payable for mineral property acquisition	-	-	193,073	301,582
	$1,094,567	$1,094,567	$1,409,848	$1,608,677

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2021	June 30, 2020	July 1, 2019
United States dollars	$11,079,194	$11,158,435	$13,460,154
Bolivianos	285,267	297,147	146,102
Chinese RMB	-	160,123	146,439
Total	$11,364,461	$11,615,705	$13,752,695

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$-	$432,922	$1,016,643
Bolivianos	333,405	-	-
Chinese RMB	-	101,060	3,254
Total	$333,405	$533,982	$1,019,897

As at June 30, 2021, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $111,000.

As at June 30, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $500.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2021. The Company, from time to time, also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond's fair value. An increase in market interest rates will generally reduce bond's fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Page | 25

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is primarily associated with cash, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2021, the Company had a receivables balance of $343,608 (June 30, 2020 - $303,488). There were no material amounts in receivables which were past due on June 30, 2021 (June 30, 2020 - $nil).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company's portfolio at June 30, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $50,000.

15. CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company's ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and bonds.  Risk and capital management are primarily the responsibility of the Company's corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company's approved policies.

In addition, the current COVID-19 pandemic has caused significant disruption to global economic conditions which may adversely impact the Company's results.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

16. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

	Years ended June 30,
	2021	2020
Canadian statutory tax rate	27.00%	27.00%

(Loss) income before income taxes	$(6,574,374)	$5,893,268

Income tax (recovery) expense computed at Canadian statutory rates	(1,775,081)	1,591,182
Foreign tax rates different from statutory rate	218,388	(324,652)
Permanent items and other	3,633,845	614,589
Change in unrecognized deferred tax assets	(2,078,112)	(1,881,119)
Adjustments in respect of prior years	960	-
	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2021	June 30, 2020	July 31, 2019
Non-capital loss carry forward	$9,184,009	$11,844,993	$11,096,051
Capital loss carry forward	23,435,600	-	-
Plant and equipment	155,152	2,289,041	2,371,361
Mineral property interests	3,519,176	16,767,840	26,374,381
Equity investments	572,253	535,456	-
Share issuance cost	1,624,469	-	-
Investment tax credit	-	1,191,951	1,241,225
	$38,490,659	$32,629,281	$41,083,018

As of June 30, 2021, the Company has the following net operating losses, expiring various years to 2041 and available to offset future taxable income in Canada, Bolivia and China, respectively:

	Canada	Bolivia	China
2025	-	-	38,535
2027	-	-	48,331
2028	-	-	87,248
2029	-	-	85,919
2037	-	44,849	-
2038	-	22,571	-
2039	-	115,876	-
2040	-	-	-
2041	7,976,944	763,736	-
	$7,976,944	$947,032	$260,033

As at June 30, 2021, the Company had capital loss carry forward of $23,435,600 that can be carried indefinitely in Canada (June 30, 2020 - $nil).

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

17. SEGMENTED INFORMATION

As at and for the year ended June 30, 2021, the Company operates in three (as at and for the year ended June 30, 2020 - four) reportable operating segments, one being the corporate segment; the other two being the exploration and development segments focused on safeguarding the value of its mineral properties in Bolivia and China (as at and for the year ended June 30, 2020 - one being the corporate segment; the other three being the exploration and development segments in Bolivia, Canada, and China). These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company's Chief Executive Officer, the chief operating decision maker ("CODM"). The CODM no longer reviews the Canada reportable segment as a result of the Whitehorse Gold spin-out transaction (see note 3 and 9(d)).

  (a) Segment information for assets and liabilities are as follows:

	June 30, 2021
	Corporate	Exploration and Development		Total
	Canada and BVI	Bolivia	China

Cash	$46,259,720	$158,539	$23,223	$46,441,482
Short-term investments	143,914	-	-	143,914
Equity investments	496,526	-	-	496,526
Plant and equipment	115,340	988,503	14,796	1,118,639
Mineral property interests	-	72,664,054	2,871,368	75,535,422
Other assets	461,135	2,427,576	194,430	3,083,141
Total Assets	$47,476,635	$76,238,672	$3,103,817	$126,819,124

Total Liabilities	$(573,163)	$(333,405)	$(187,999)	$(1,094,567)

	June 30, 2020
	Corporate	Exploration and Development			Total
	Canada and BVI	Bolivia	Canada	China

Cash	$29,357,060	$132,379	$308,086	$26,621	$29,824,146
Short-term investments	15,140,719	-	-	-	15,140,719
Equity investments	4,111,822	-	-	-	4,111,822
Plant and equipment	137,935	972,430	-	16,669	1,127,034
Mineral property interests	-	67,122,184	-	2,623,616	69,745,800
Assets held for distribution	-	-	8,695,312	-	8,695,312
Other assets	118,793	2,308,957	-	139,668	2,567,418
Total Assets	$48,866,329	$70,535,950	$9,003,398	$2,806,574	$131,212,251

Total Liabilities	$(875,866)	$(432,923)	$(89,652)	$(101,060)	$(1,499,501)

	July 1, 2019
	Corporate	Exploration and Development
	Canada and BVI	Bolivia	Canada	China	Total

Cash	$20,915,897	$293,675	$22,837	$48,222	$21,280,631
Short-term investments	8,361,655	-		-	8,361,655
Equity investments	3,905,320	-		-	3,905,320
Plant and equipment	24,997	959,449		17,160	1,001,606
Mineral property interests	-	55,995,582		2,700,898	58,696,480
Other assets	50,537	1,528,016	11,614	104,459	1,694,626
Total Assets	$33,258,406	$58,776,722	$34,451	$2,870,739	$94,940,318

Total Liabilities	$(704,371)	$(1,016,642) $	$(85,464)	$(3,254)	$(1,809,731)

Page | 28

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)

  (b) Segment information for operating results are as follows:

	Year ended June 30, 2021
	Corporate	Exploration and Development		Total
	Canada and BVI	Bolivia	China

Project evaluation and corporate development	$(295,315)	$(527,549)	$-	$(822,864)
Salaries and benefits	(1,465,709)	(188,340)	(34,638)	(1,688,687)
Share-based compensation	(1,482,170)	-	-	(1,482,170)
Other operating expenses	(1,897,162)	(47,846)	(7,256)	(1,952,264)
Total operating expense	(5,140,356)	(763,735)	(41,894)	(5,945,985)

Income from investments	395,421	-	122	395,543
Loss on disposal of plant and equipment	-	-	(1,944)	(1,944)
Foreign exchange loss	(1,021,628)	-	-	(1,021,628)
Other expense	-	-	(360)	(360)
Net loss	$(5,766,563)	$(763,735)	$(44,076)	$(6,574,374)

Attributed to:
Equity holders of the Company	$(5,766,563)	$(763,735)	$(36,142)	$(6,566,440)
Non-controlling interests	-	-	(7,934)	(7,934)
Net loss	$(5,766,563)	$(763,735)	$(44,076)	$(6,574,374)

	Year ended June 30, 2020
	Corporate	Exploration and Development			Total
	Canada	Bolivia	Canada	China

Project evaluation and corporate development	$(90,184)	$(115,876)	$-	$-	$(206,060)
Salaries and benefits	(1,200,781)	-	(73,539)	(50,379)	(1,324,699)
Share-based compensation	(1,584,730)	-	-	-	(1,584,730)
Other operating expenses	(1,429,865)	-	(33,037)	(30,198)	(1,493,100)
Total operating expense	(4,305,560)	(115,876)	(106,576)	(80,577)	(4,608,589)

Income from investments	1,311,764	-	-	157	1,311,921
Impairment recovery of mineral property interests	-	-	8,724,915	-	8,724,915
Foreign exchange gain	464,896	-	22	103	465,021
Other income (expense)	22,343	-	(22,343)	-	-
Net (loss) income	$(2,506,557)	$(115,876)	$8,596,018	$(80,317)	$5,893,268

Attributed to:
Equity holders of the Company	$(2,506,557)	$(115,876)	$8,596,018	$(65,859)	$5,907,726
Non-controlling interests	-	-	-	(14,458)	$(14,458)
Net (loss) income	$(2,506,557)	$(115,876)	$8,596,018	$(80,317)	$5,893,268

18. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Year Ended June 30,
	2021	2020
Receivables	$(22,615)	$(110,087)
Deposits and prepayments	(340,059)	(56,776)
Accounts payable and accrued liabilities	(178,289)	75,944
Due to a related party	(17,393)	(3,312)
	$(558,356)	$(94,231)

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